Exhibit 77D

THE ROYCE FUND

        On April 11, 2012, The Board of Trustees of The Royce Fund voted to amend Royce's definition of "micro-cap" companies so that it included companies with market capitalizations of up to $750 million (increased from the current level of up to $500 million).

Royce Enterprise Select Fund

        On April 11, 2012, The Board of Trustees of The Royce Fund voted to adopt the following non-fundamental investment policy effective May 1, 2012: "Normally, the Fund invests at least 65% of its net assets in equity securities of companies with market capitalizations between $750 million and $15 billion".

Royce Select Fund I

        On June 6-7, 2012, The Board of Trustees of The Royce Fund voted to eliminate, subject to shareholder approval, Royce Select Fund I's (the "Fund") fundamental investment restriction limiting its investment in the securities of foreign issuers to no more than 10% of its assets, and upon shareholder approval of the elimination of the previously described fundamental investment restriction, approve a non-fundamental investment policy for the Fund limiting its investments in foreign securities to no more than 15% of its net assets.  A Special Meeting of Shareholders is scheduled to be held on September 27, 2012 so that the Fund's shareholders may consider the foregoing.